

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ______________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC AGREEMENT EMPLOYEE 401(k)
RETIREMENT THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN



Date ______________________ **By** ______________________

June 24, 2011

Barbara W. Schaefer, Senior Vice President – Human Resources and Secretary, Union Pacific Corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-105705, Registration Statement No. 33-53968, and Registration Statement No. 333-170208 of Union Pacific Corporation on Form S-8 of our report dated June 22, 2011, relating to the financial statements and financial statement schedule of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan, appearing in this Annual Report on Form 11-K of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan for the year ended December 31, 2010.

Deloitte & Touche LLP

Omaha, Nebraska
June 22, 2011

Union Pacific Agreement Employee 401(k) Retirement Thrift Plan

Financial Statements as of and for the Years Ended December 31, 2010 and 2009 , Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–14
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2010	15
Form 5500, Schedule H, Part IV, Question 4a — Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2010	16

NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Union Pacific Agreement Employee 401(k) Retirement Thrift Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Program's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 22, 2011

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:		
Investments at fair value (Note 3):		
Plan interest in Master Trust (Notes 2 and 4)	$1,134,006,417	$ 991,028,879
Receivables:		
Contributions receivable	970	6,414
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,134,007,387	991,035,293
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 4)	(5,468,929)	(2,840,990)
NET ASSETS AVAILABLE FOR BENEFITS	$1,128,538,458	$ 988,194,303

See notes to the financial statements.

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Plan interest in Master Trust investment income (Note 4):		
Net appreciation in fair value of investments	$ 130,151,160	$ 152,345,856
Interest and dividends	22,484,961	21,803,597
Total investment income	152,636,121	174,149,453
Participant contributions	73,032,167	74,783,008
Total	225,668,288	248,932,461
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	85,324,133	69,037,118
NET INCREASE	140,344,155	179,895,343
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	988,194,303	808,298,960
End of year	$ 1,128,538,458	$ 988,194,303

See notes to the financial statements.

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering employees of the Union Pacific Railroad Company and its railroad affiliates (the "Company") who are represented for the purposes of collective bargaining by a rail union to which eligibility to participate in the Plan has been extended. The Plan covers employees who have completed one year of service or were employees as of the effective date of the Plan, July 1, 1990. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Each year, participants may contribute 2% to 75% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the "Code"). Participants may also contribute 1% to 75% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 75% of eligible compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may direct the investment of their contributions into various investment options offered by the Plan or may elect to participate in the Vanguard Advisers Managed Account Program ("Managed Account Program"). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. If a participant does not provide investment direction with respect to contributions made to their account, such contributions are invested in a default investment option designated under the Plan. The Company does not contribute to the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. The allocations are based on participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant's termination of employment, a distribution of benefits will be made upon request. If a participant does not request a distribution at termination, the account will be deferred until the date the participant attains the participant's required beginning date, as defined, or the participant's death. If the participant remains employed with the Company after attaining age 70-1/2, their account may remain in the Plan until April 1 of the year following the year in which they terminate employment. A Required Minimum Distribution option is available at age 70-1/2. The participant can receive their account sooner if they desire.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals after age 59-1/2 may be made by a participant from their account in accordance with the Plan's provisions.

Plan Administration — The Plan is administered by the Senior Vice President, Human Resources of the Union Pacific Corporation (the "Corporation"). Investment management fees for the Plan's investment options are netted against investment earnings. Generally, administrative expenses of the Plan are paid by the Company, but the Plan's Named Fiduciary-Plan Investments may elect to pay Plan expenses from Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

In accordance with GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2010 or 2009.

New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures*, which amends ASC 820, *Fair Value Measurements and Disclosures*, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan's financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's policy is to recognize significant transfers between the levels at the actual date of the event. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds (including the Domestic Stock Funds, International Stock Fund, Balanced Funds, and Bond Fund) — The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Master Trust at year end, and are classified as Level 1 investments.

Guaranteed Investment Contracts (GICs) (including the Union Pacific Fixed Income Fund) — These contracts are valued at fair value and adjusted to contract value in accordance with GAAP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that impact the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds — These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer Stock Funds are classified as Level 2 investments.

Money Market Fund — The money market fund is valued at quoted market price in an exchange and active market, which represents the net asset values of shares held by the Master Trust at year end, and is classified as a Level 1 investment.

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

The following tables set forth by level within the fair value hierarchy a summary of the Master Trust and other investment assets measured at fair value on a recurring basis at December 31, 2010 and 2009.

	December 31, 2010		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock — Employer Stock Funds	$ -	$ 422,104,951	$ -
Domestic Stock Funds:			
500 Index Fund	306,990,987	-	-
U.S. Growth Index Fund	84,458,190	-	-
Morgan Growth Fund	19,980,725	-	-
Windsor Fund	19,614,111	-	-
Windsor II Fund	72,257,416	-	-
Small-Cap Index Fund	83,874,877	-	-
Mid-Cap Index Fund	102,926,945	-	-
Total Stock Market Index Fund	46,086,783	-	-
Total domestic stock funds	736,190,034	-	-
International Stock Fund — International Growth Fund	176,567,460	-	-
Balanced Funds:			
Wellington Fund	276,567,787	-	-
Target Retirement Income Fund	7,245,081	-	-
Target Retirement 2005 Fund	3,244,794	-	-
Target Retirement 2010 Fund	16,263,908	-	-
Target Retirement 2015 Fund	47,279,028	-	-
Target Retirement 2020 Fund	44,889,383	-	-
Target Retirement 2025 Fund	22,252,800	-	-
Target Retirement 2030 Fund	14,323,579	-	-
Target Retirement 2035 Fund	14,269,520	-	-
Target Retirement 2040 Fund	10,870,484	-	-
Target Retirement 2045 Fund	7,939,378	-	-
Target Retirement 2050 Fund	3,155,099	-	-
Target Retirement 2055 Fund	93,192	-	-
Total balanced funds	468,394,033	-	-
Fixed Income Fund — Union Pacific Fixed Income Fund	-	434,786,627	-
Bond Fund — Total Bond Market Index	185,957,646	-	-
Money Market Fund — Prime Money Market Fund	72,547,069	-	-
Total Master Trust assets	$ 1,639,656,242	$ 856,891,578	$ -

	December 31, 2009		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock — Employer Stock Funds	$ -	$311,582,536	$ -
Domestic Stock Funds:			
500 Index Fund	283,584,547	-	-
U.S. Growth Index Fund	75,808,989	-	-
Morgan Growth Fund	17,865,321	-	-
Windsor Fund	19,341,590	-	-
Windsor II Fund	70,329,933	-	-
Small-Cap Index Fund	59,366,476	-	-
Mid-Cap Index Fund	79,490,867	-	-
Total Stock Market Index Fund	36,097,884	-	-
Total domestic stock funds	641,885,607	-	-
International Stock Fund — International Growth Fund	162,456,025	-	-
Balanced Funds:			
Wellington Fund	261,575,720	-	-
Target Retirement Income Fund	6,925,968	-	-
Target Retirement 2005 Fund	3,308,888	-	-
Target Retirement 2010 Fund	14,825,872	-	-
Target Retirement 2015 Fund	41,215,939	-	-
Target Retirement 2020 Fund	35,773,370	-	-
Target Retirement 2025 Fund	17,128,014	-	-
Target Retirement 2030 Fund	10,222,711	-	-
Target Retirement 2035 Fund	10,568,528	-	-
Target Retirement 2040 Fund	7,842,290	-	-
Target Retirement 2045 Fund	5,235,608	-	-
Target Retirement 2050 Fund	1,919,156	-	-
Total balanced funds	416,542,064	-	-
Fixed Income Fund — Union Pacific Fixed Income Fund	-	426,753,289	-
Bond Fund — Total Bond Market Index	168,944,471	-	-
Money Market Fund — Prime Money Market Fund	80,890,164	-	-
Total Master Trust assets	$ 1,470,718,331	$738,335,825	$ -

4. MASTER TRUST

At December 31, 2010 and 2009, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at Vanguard Fiduciary Trust Company (VFTC). Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, is presented in the following tables as of December 31, 2010 and 2009:

Master Trust	**2010**	**2009**
Investments at fair value as determined by quoted market price:		
Mutual funds	$1,567,109,173	$1,389,828,167
Money market fund	72,547,069	80,890,164
	1,639,656,242	1,470,718,331
Investments at estimated fair value:		
Employer stock funds	422,104,951	311,582,536
Guaranteed investment contracts	434,786,627	426,753,289
	856,891,578	738,335,825
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(17,756,625)	(9,888,880)
Investments in Master Trust	$2,478,791,195	$2,199,165,276
Plan's portion of investments	$1,128,537,488	$ 988,187,889
Portion allocated to the Plan	45.53 %	44.93 %

Investment income for the Master Trust for the years ended December 31, 2010 and 2009, is as follows:

	2010	2009
Net appreciation in fair value of investments:		
Common Stock — Employer Stock Funds	$ 134,684,640	$ 81,415,244
Domestic Stock Funds:		
500 Index Fund	35,190,184	54,054,884
Growth Index Fund	11,428,880	19,081,346
Morgan Growth Fund	2,888,769	4,555,355
Windsor Fund	2,336,956	4,695,918
Windsor II Fund	5,482,431	13,676,185
Small-Cap Index Fund	16,198,656	15,364,047
Mid-Cap Index Fund	19,108,069	21,077,958
Total Stock Market Index Fund	5,803,083	7,008,303
Total Domestic Stock Funds	98,437,028	139,513,996
International Stock Fund — International Growth Fund	20,434,294	42,766,026
Balanced Funds:		
Wellington Fund	19,964,851	39,097,234
Target Retirement Income Fund	471,544	356,991
Target Retirement 2005 Fund	208,877	390,220
Target Retirement 2010 Fund	1,288,527	1,727,505
Target Retirement 2015 Fund	3,865,890	5,964,621
Target Retirement 2020 Fund	4,048,218	5,778,130
Target Retirement 2025 Fund	2,061,382	2,834,953
Target Retirement 2030 Fund	1,459,708	1,877,959
Target Retirement 2035 Fund	1,473,702	1,986,811
Target Retirement 2040 Fund	1,155,296	1,465,276
Target Retirement 2045 Fund	781,677	950,523
Target Retirement 2050 Fund	323,765	289,691
Target Retirement 2055 Fund	602	
Total Balanced Funds	37,104,039	62,719,914
Total Bond Market Index	4,064,045	2,510,078
Total appreciation in fair value of investments:	294,724,046	328,925,258
Interest and dividends	51,601,698	50,210,790
Total investment income of Master Trust	$ 346,325,744	$ 379,136,048
Plan's portion of Master Trust investment income	$ 152,636,121	$ 174,149,453

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2010	2009
Average yields:		
Based on annualized earnings	3.14%	3.06 %
Based on range of interest rate credited to participants	2.92%–3.98%	3.61%–5.12%

The Plan's interest in the Master Trust's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2010 and 2009, are as follows:

	2010	2009
Vanguard 500 Index Fund	$ 163,191,971	$ 148,477,684
Vanguard International Growth Fund	87,961,397	80,768,541
Vanguard Prime Money Market Fund	*	57,622,971
Vanguard Total Bond Market Index Fund	90,505,888	82,077,010
Vanguard Wellington Fund	156,429,891	147,440,674
Union Pacific Common Stock Fund	164,235,404	116,469,656
Union Pacific Fixed Income Fund	128,442,614	119,761,566

* Fund value for year ended December 31, 2010 did not represent 5% or more of the Plan's net assets available for benefits.

5. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management believes that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and is currently under an IRS examination of the 2009 plan year which began in June 2011. The Plan administrator believes the Master Trust is no longer subject to income tax examinations for years prior to 2007.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Company may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2010 and 2009, the Plan's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $74,751,800 and $70,641,838, respectively. During the years ended December 31, 2010 and 2009, the Plan recorded dividend income of $2,329,147 and $1,964,701, respectively.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

In February and October 2009, there was inadvertent use of Plan assets by Union Pacific Railroad Company (the "Railroad"), a related party, due to administrative errors which violated IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad. The Railroad repaid the withholdings and lost earnings in 2009 and 2010.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$1,128,538,458	$988,194,303
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,468,929	2,840,990
Net assets available for benefits per the Form 5500 — at fair value	$1,134,007,387	$991,035,293

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net increase in net assets at contract value	$ 140,344,155	$ 179,895,343
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,627,939	4,500,554
Net increase in net assets per Form 5500 — at fair value	$ 142,972,094	$ 184,395,897

* * * * *

SUPPLEMENTAL SCHEDULE

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS AS OF DECEMBER 31, 2010

Column A	Column B	Column C	Column H	Column I	Column J
Identity of Party Involved	Relationship to Plan, Employer, or Other Party-In-Interest	Description of Transaction, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Cost of Asset	Current Value of Asset	Net Gain (or loss) on Each Transaction
* Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 49	$ 50	$ 1
* Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 50	$ 59	$ 9
Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 23	$ 47	$ 24
Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 47	$ 50	$ 3

* Represents a party-in-interest.